UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

SCHEDULE 13D
_________________________

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

DOUBLE EAGLE HOLDINGS, LTD.
(NAME OF ISSUER)

Common Stock, Par Value $0.001 per Share
(TITLE OF CLASS OF SECURITIES)

25856Y107
(CUSIP NUMBER)

Hank Gracin, Esq. and Leslie Marlow, Esq.
Gracin & Marlow, LLP
The Chrysler Building
405 Lexington Avenue, 26th Floor
New York, New York 10174
(212) 907-6457
 (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATION)

April 14, 2011
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(f) or 240.13d(g), check the following box: □

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25856Y107	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: Brian Tuffin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		6,007,000 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,007,000 shares

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,007,000 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.27%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

__________________________________________________
* Based on 82,676,493 of the Issuer’s common stock outstanding as of April 14, 2011.

CUSIP NO. 25856Y107	13D	Page 3 of 5 Pages

Item 1.   Security and Issuer.

The title of the class of equity security to which this statement relates is the common stock, par value $0.001 per share ("Common Stock") of Double Eagle Holdings, Ltd., a Nevada corporation (the "Issuer"), whose principal executive offices are located 20900 NE 30th Avenue, Eighth Floor, Aventura, FL 33180.

Item 2.   Identity and Background.

(a)           The filing of this Schedule 13D is made by Brian Tuffin

(b)           c/o Double Eagle Holdings, Ltd., 20900 NE 30th Avenue, Eighth Floor, Aventura, FL 33180.

(c)           The present principal occupation of the Reporting Person is serving as President and Chief Operating Officer of the Issuer.

(d)           During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

On April 14, 2011 the Reporting Person was issued 6,007,000 shares of restricted common stock of the Issuer in exchange for 258 shares of common stock of Fuse Science, Inc.

Item 4.   Purpose of the Transaction

Pursuant to an Exchange Agreement, dated as of April 14, 2011, by and between the Issuer and the Reporting Person, Maurice E. Durschlag, Adam Adler and Lenny Adler, the Reporting Person was issued 6,007,000 shares of restricted common stock of the Issuer in exchange for 258 shares of common stock of Fuse Science, Inc.   As a result of such transaction, the Reporting Person acquired a controlling interest on such date of 7.27% of the issued and outstanding share capital of the Issuer.

Item 5.   Interest in Securities of the Issuer

(a)           The Issuer has 82,676,493 issued and outstanding shares of common stock.  The Reporting Person owns 6,007,000 shares (representing 7.27%) of the issued and outstanding common stock of the Issuer.

CUSIP NO. 25856Y107	13D	Page 4 of 5 Pages

(b)           The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c)           Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d)           No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.   Material to be Filed as Exhibits

Exchange Agreement, dated as of April 14, 2011, by and between the Issuer and the Reporting Person, Maurice E. Durschlag, Adam Adler and Lenny Adler (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 14, 2011).

CUSIP NO. 25856Y107	13D	Page 5 of 5 Pages

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2011	/s/ Brian Tuffin
Brian Tuffin